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Exhibit 99.5

NEWS RELEASE

XSTRATA'S SUBSIDIARY FALCONBRIDGE ANNOUNCES
REDEMPTION OF PREFERRED SHARES

Toronto, 15 September 2006

Xstrata plc's subsidiary, Falconbridge Limited, announced that it is mailing today a notice of redemption for all of Falconbridge's outstanding Cumulative Redeemable Preferred Shares, Series F (TSX: FAL.PR.F) and Series G (TSX: FAL.PR.G), and Cumulative Preferred Shares, Series 1 (together, the "Redeemed Shares"). Falconbridge will redeem all of the outstanding Redeemed Shares on 1 November 2006 as follows: each series F share will be redeemed for C$25.50 in cash, each series G share will be redeemed for C$25.00 in cash and each series 1 share will be redeemed for C$10.00 in cash, plus accrued and unpaid dividends in respect of each share up to, but excluding, 1 November 2006. Falconbridge intends to utilise its internal cash resources to fund the aggregate redemption price of approximately C$306 million.

Falconbridge shareholders with questions or requests for copies of the documents, please contact CIBC Mellon Trust Company at 1-800-387-0825 or +1 (416) 643-5500 or by e-mail at inquiries@cibcmellon.com.

ends

For further information, please contact:

Xstrata contacts
Claire Divver		Ian Hamilton
Xstrata		Xstrata Nickel
Telephone	+44 20 7968 2871	Telephone	+1 416 982 7161
Mobile	+44 7785 964 340	Mobile	+1 416 902 0986
Email	cdivver@xstrata.com	Email	ihamilton@xstratanickel.ca

This announcement does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

Certain statements contained in this announcement are, or may be deemed to be, forward-looking statements (as defined in applicable securities legislation). By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future and may be beyond Xstrata's ability to control or predict. Forward-looking statements are not guarantees of future performance. The Xstrata group's actual results of operations, financial condition, liquidity, dividend policy and the development of the industries in which it operates may differ materially from the impression created by the forward-looking statements contained in this announcement. Other than in accordance with its legal or regulatory obligations (including under the Listing Rules, the Disclosure Rules and the Prospectus Rules of the UK Financial Services Authority), Xstrata does not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise. These forward-looking statements should not be relied upon as representing Xstrata's views as of any date subsequent to the date of this announcement.

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XSTRATA'S SUBSIDIARY FALCONBRIDGE ANNOUNCES REDEMPTION OF PREFERRED SHARES